บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

5/24

Enclosure

(File No. 82-2842)

Annex A to Letter to the SEC
dated May 17, 2004 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended ____ __ , 200 _ and 200__ Date: as of _______ __ , 200 __ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended March 31,2004 and Review Report of Certified Public Accountant Date: as of ______, ___. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the	

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on __________ __, 200 __ Date: __________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: __________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS

AND AUDITOR'S REVIEW REPORT

JULY 1, 2003 TO MARCH 31, 2004

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's review report

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ASIA FIBER PUBLIC COMPANY LIMITED

I have reviewed the balance sheet of ASIA FIBER PUBLIC COMPANY LIMITED as at March 31, 2004, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2004. These financial statements are the responsibility of the company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The statements of income, changes in shareholders' equity and cash flows for the nine-month period ended March 31, 2004 prepared by the management of the company by including the financial statements for the six-month period ended December 31, 2003 which was reviewed by another auditor and the financial statements for the three-month period ended March 31,2004 which was reviewed by me. The balance sheet of ASIA FIBER PUBLIC COMPANY LIMITED as at June 30, 2003, presented herewith for comparative purpose, were audited by another auditors whose report dated August 19, 2003, expressed an unqualified opinion on those financial statements, and the statements of income for the three-month and nine-month periods ended March 31, 2003, the statements of changes in shareholders' equity and cash flows for the nine-month period ended March 31, 2003, present herewith for comparative purpose, were reviewed by another auditor whose report dated April 28, 2003, reported that nothing has come to attention that causes to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with generally accepted accounting principles.

I conducted my review in accordance with the auditing standard applicable to review engagements established by the Institute of Certified Accountants and Auditors of Thailand. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion on those financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

/Based on my review,

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟ็กซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with generally accepted accounting principles.

(Suwanee Kittipanya-ngam)

Authorized Auditor No. 2899

Bunchikij Co., Ltd.

Bangkok

May 11, 2004

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

As at March 31, 2004 and June 30, 2003

Unit : Baht

ASSETS

	Note	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
CURRENT ASSETS			
Cash and cash equivalents	3.10	38,222,367.88	41,404,714.30
Trade accounts and note receivable, net	3.2 and 5	120,510,075.76	146,163,286.38
Accounts receivable - related parties	3.2 and 4.1	101,065,119.47	99,945,530.52
Inventories		271,683,559.61	284,780,238.57
Goods in transit		78,040,858.12	36,085,056.68
Other current assets		9,006,679.96	2,811,123.27
Total current assets		618,528,660.80	611,189,949.72
NON - CURRENT ASSETS			
Fixed deposit as collateral	3.11	1,648,095.71	1,640,955.71
Investment for using the equity method	7	0.00	0.00
Long-term investment in other company	3.4 and 8	500,000.00	500,000.00
Property, plant and equipment, net	3.5, 3.6, 9 and 14	547,191,378.20	549,717,481.96
Other non-current assets		520,393.35	691,347.89
Total non - current assets		549,859,867.26	552,549,785.56
Total assets		1,168,388,528.06	1,163,739,735.28

Notes to financial statements are an integral part of these statements.

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

As at March 31, 2004 and June 30, 2003

Unit : Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
CURRENT LIABILITIES			
Bank overdrafts and short-term loans			
from financial institutions	10	76,573,929.52	70,002,178.89
Trade accounts and notes payable		30,255,563.63	49,667,950.30
Current portion of long-term loans	11	8,571,360.00	8,571,360.00
Accrued interest		170,171.24	25,275,650.66
Accrued expenses		23,129,048.86	16,722,332.14
Other current liabilities		15,925,215.24	12,562,791.93
Total current liabilities		154,625,288.49	182,802,263.92
NON-CURRENT LIABILITIES			
Long-term loans, net	11	12,143,000.00	18,571,520.00
Total non-current liabilities		12,143,000.00	18,571,520.00
Total liabilities		166,768,288.49	201,373,783.92

Notes to financial statements are an integral part of these statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

As at March 31, 2004 and June 30, 2003

Unit : Baht

LIABILITIES AND SHAREHOLDERS' EQUITY (Continued)

	Note	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
SHAREHOLDERS' EQUITY			
Share capital	12		
Authorized share capital			
100,000,000 Common shares of Baht 10 each,		1,000,000,000.00	1,000,000,000.00
Issued and paid-up share capital			
45,572,498 Common shares of Baht 10 each, fully paid		455,724,980.00	
45,572,418 Common shares of Baht 10 each, fully paid			455,724,180.00
Paid-in capital			
Premium on share capital		369,500,000.00	369,500,000.00
Revaluation increment in land	9	250,082,762.65	250,082,762.65
Retained earnings (Deficit)			
Appropriated			
Legal reserve		16,247,500.00	16,247,500.00
General reserve		1,357,626.34	1,357,626.34
Deficit		(91,292,629.42)	(130,546,117.63)
Total shareholders' equity		1,001,620,239.57	962,365,951.36
Total liabilities and shareholders' equity		1,168,388,528.06	1,163,739,735.28

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

For the periods of 3 months and 9 months ended March 31, 2004 and 2003

Unit : Baht

	Note	For the periods of 3 months		For the periods of 9 months	
		Reviewed/ Unaudited	Reviewed/ Unaudited	- Unaudited	Reviewed/ Unaudited
		Mar. 31, 2004	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2003
REVENUES					
Revenues from the sale of goods and services, net		312,685,058.56	331,066,593.17	909,621,311.46	949,705,993.15
Other income					
Gain on sales of investment in associated company		0.00	25,321,062.23	0.00	25,321,062.23
Gain on exchange rate		406,005.16	298,489.82	1,470,433.53	1,004,334.51
Others		6,517,662.76	5,362,081.59	17,930,813.49	18,742,971.69
Total revenues		319,608,726.48	362,048,226.81	929,022,558.48	994,774,361.58
EXPENSES					
Cost of sales and services		308,963,798.44	311,986,555.79	859,553,692.84	858,137,932.04
Selling and administrative expenses		15,273,751.66	18,012,534.24	47,470,236.26	47,172,273.48
Total expenses		324,237,550.10	329,999,090.03	907,023,929.10	905,310,205.52
PROFIT (LOSS) BEFORE INTEREST EXPENSES		(4,628,823.62)	32,049,136.78	21,998,629.38	89,464,156.06
INTEREST EXPENSES		757,443.32	2,964,227.52	3,496,716.50	12,107,234.39
PROFIT (LOSS) FROM ORDINARY ACTIVITIES		(5,386,266.94)	29,084,909.26	18,501,912.88	77,356,921.67
Gain on debt restructuring	10	0.00	0.00	20,751,575.33	0.00
NET PROFIT (LOSS)		(5,386,266.94)	29,084,909.26	39,253,488.21	77,356,921.67
BASIC EARNINGS PER SHARE	3.13 and 13				
Profit (loss) from ordinary activities		(0.12)	0.64	0.41	1.70
Extra-ordinary items		0.00	0.00	0.45	0.00
Net profit (loss)		(0.12)	0.64	0.86	1.70
Number of share (share)		45,572,498	45,572,340	45,572,459	45,572,340
DILUTED EARNINGS PER SHARE	3.13 and 13				
Profit (loss) from ordinary activities		-	-	0.39	-
Extra-ordinary items		-	-	0.44	-
Net profit (loss)		-	-	0.83	-
Number of share (share)		-	-	47,239,714	-

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the periods of 9 months, July 1 - March 31, 2004 and 2003

Unit : Baht

	Note	Issued and paid-up Share Capital	Paid-in Capital: Premium on Share Capital	Paid-in Capital: Revaluation Increment in land	Retained Earnings (Deficit): Appropriated: Legal Reserve	Retained Earnings (Deficit): Appropriated: General Reserve	Retained Earnings (Deficit): Deficit	Total
Balance as at July 1, 2003		455,724,180.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(130,546,117.63)	962,365,951.36
Increase in share capital from exercised warrants		800.00						800.00
Profit for the period of 9 months, July 1, March 31, 2004							39,253,488.21	39,253,488.21
Balance as at March 31, 2004 (Unaudited)		455,724,980.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(91,292,629.42)	1,001,620,239.57
Balance as at July 1, 2002		455,723,400.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(230,560,086.50)	862,351,202.49
Increase in share capital from exercised warrants		780.00						780.00
Profit for the period of 9 months, July 1, March 31, 2003							77,356,921.67	77,356,921.67
Balance as at March 31, 2003 (Reviewed/Unaudited)		455,724,180.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(153,203,164.83)	939,708,904.16

Notes to financial statements are an integral part of these statements.

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

For the periods of 9 months, July 1 - March 31, 2004 and 2003

Unit : Baht

	Note	Unaudited Mar. 31, 2004	Reviewed/ Unaudited Mar. 31, 2003
Cash flows from operating activities:			
Net profit		39,253,488.21	80,656,921.67
Adjustments to reconcile net profit to net cash provided by operating activities			
Depreciation		41,056,275.26	42,451,264.62
Reverse allowance for doubtful accounts		0.00	(767,661.43)
Reverse allowance for slow-moving of machinery's spare part		(326,506.15)	0.00
(Gain) loss on exchange rate		(87,798.79)	(76,643.55)
(Gain) loss on sale and write-off of fixed assets		362,343.99	(600,222.86)
(Gain) loss on debt - restructuring		(20,751,575.33)	0.00
(Gain) loss in investment in shares of other company		0.00	(25,321,062.23)
Change in operating assets and liabilities:			
(Increase) decrease in assets			
Trade accounts and notes receivable		24,607,185.42	5,544,166.19
Inventories		13,096,678.96	(11,742,493.68)
Goods in transit		(41,955,801.44)	21,205,475.05
Other current assets		(6,195,556.69)	1,618,036.64
Other assets		170,954.54	732,900.00
Increase (decrease) in liabilities			
Trade accounts and notes payable		(19,412,386.67)	(5,713,815.89)
Accrued expenses		(26,388,102.98)	2,748,017.84
Other current liabilities		11,065,998.63	6,454,488.32
Net cash provided by operating activities		14,495,196.96	117,189,370.69

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

For the periods of 9 months, July 1 - March 31, 2004 and 2003

Unit : Baht

	Note	Unaudited Mar. 31, 2004	Reviewed/ Unaudited Mar. 31, 2003
Cash flows from investing activities:			
(Increase) decrease in current investments		(7,140.00)	(14,065.85)
Sale of investment in other company		0.00	35,464,000.00
Sale of fixed assets		477,757.01	1,107,913.83
Purchase of fixed assets		(39,043,766.35)	(6,388,026.48)
Net cash provided by (used in) investing activities		(38,573,149.34)	30,169,821.50
Cash flows from financing activities :			
Increase (decrease) in bankoverdrafts and short-term loans from financial institutions		27,323,325.96	(75,026,116.53)
Repayment of long-term loans		(6,428,520.00)	(52,694,280.00)
Cash proceed from capital increase (warrants exercise)		800.00	780.00
Net cash provided by (used in) financing activities		20,895,605.96	(127,719,616.53)
Increase (decrease) in cash and cash equivalents		(3,182,346.42)	19,639,575.66
Cash and cash equivalents as at July 1,		41,404,714.30	32,321,242.28
Cash and cash equivalents as at March 31,	3.10	38,222,367.88	51,960,817.94
Supplemental disclosures of cash flows information :			
Cash paid during the period for :			
Interest expenses		10,085,620.59	9,333,570.74
Income tax		142,152.96	72,557.85

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements

As at March 31, 2004 and June 30, 2003

1. General information

1.1 The company's operations are manufacturer and distributor of nylon products.

1.2 The company is a listed company in the Stock Exchange of Thailand. The address of office and factory are located as follows :

Office: 27th. Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406-7 Moo 7, Sukhumvit Road, Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

1.3 The number and cost of employees

		Unaudited Mar. 31, 2004	Reviewed/Unaudited Mar. 31, 2003
The number of employees	(Persons)	1,182	1,229
The cost of employees	(Thousand Baht)	88,243	91,419

2. Basis for preparation and presentation of the financial statements

2.1 The financial statements have been prepared in accordance with the accounting principles generally accepted in Thailand, and according to the requirements of the Securities and Exchanges Commission, and the regulation of the Stock Exchange of Thailand.

2.2 There are some items in the year 2003 which were reclassified for the comparative financial statements, but the status of the financial statements, however has not changed substantively.

3. Summary of significant accounting policies

3.1 Recognition of revenues

The company recognized revenues of sale income when the goods are already delivered to the customers, and recognized revenues from services when the services have been rendered.

3.2 Allowance for doubtful accounts

The allowance is based on the management's review of the current financial position of each debtor, the company provides allowance for doubtful accounts equal to an estimated loss that may result from the uncollectable debt.

3. Summary of significant accounting policies (Continued)

3.3 Inventories

Inventories are valued at the lower of cost or net realizable value. The cost prices are as follows:

Finished goods, Work in process,

Raw material and Supplies - Valued at cost price under average method.

3.4 Investments

The investments in shares of associated companies are accounted for by the equity method.

The investments in shares of other company (general investment) , which held for long-term purpose , are stated at cost. Gain (loss) are recognized when the investments are disposed.

3.5 Depreciation

Property, plant and equipment are depreciated by the straight-line method over the estimated useful lives of the assets. The period of depreciation are as follows:

Building and complement	10-20 years
Machinery and equipment	10-15 years
Tools and office equipment	5-10 years
Vehicles	5 years

Land has been recorded and stated at acquisition cost and appraised value by an independent appraisal firm.

The company values its spare parts of machinery at moving average cost net of allowance for slow-moving – spare parts for machinery.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

3.6 Impairment of assets

The company should assess the impairment of assets i.e. Property, Plant and Equipment and Intangible assets whenever there is indication that an asset may be impaired, the impairment will be assessed by estimating the recoverable amount of asset, if it is below the carrying amount of the asset, it signs an asset is impairment. The company should recognize the impairment loss in the statement of income.

Recoverable amount of assets is the higher of an asset's net selling price and its value in use, and it is determined from an individual asset or a cash-generating unit.

3. Summary of significant accounting policies (Continued)

3.7 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.8 Translation of foreign currency transactions

During the period, the foreign currency transactions are translated at the spot rate. At the end of period, the foreign currency assets and liabilities are translated respectively at the average buying and selling rates of Commercial Banks, based on the rate of the Bank of Thailand. Gain or loss are stated in the statements of income.

3.9 Income tax

The provision for income tax is based on the amount currently payable according to the Revenue Code. However , no income tax is payable for 9 months period then end March 31, 2004 and 2003 because the company utilizes tax loss carry forwards.

3.10 Cash and cash equivalents, and preparation of statements of cash flows

The company adopted the policy in preparing in the statements of cash flows that cash and cash equivalents included cash on hand, deposit at banks (except time deposit), and short-term highly liquid investments that are readily convertible to known amounts, and that they present negligible risk of change in value, and which are not restricted in its use.

3.11 Fixed deposit as collateral

The company's fixed deposit account are put up as collateral security to the bank.

3.12 Use of Accounting Estimate

Preparation of financial statements in conformity generally accepted accounting principles requires management to make estimate assumption that effect the reported amounts of revenues , expenses , assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

3.13 Earnings per Share

For 3 month and 9 month periods ended March 31, 2004 and 2003, the basic earnings per share is computed by dividing the net profit by the number of common shares outstanding during the period.

Diluted earrings per share are computed by dividing the net profit by the weighted average number of ordinary shares at the end of period plus the weighted average number of ordinary shares which would be issued on the conversion of the dilute potential ordinary shares (warrants) into ordinary shares.

4. Related party transactions

The company has a portion of the assets and revenues which arise from transactions with related parties. These parties are related by intragroup shareholding or the same group of shareholders, directors or management team. As at March 31, 2004 and June 30, 2003 as follows :-

	Types of Relation	Types of Related
Prachin Power Co.,Ltd.	Affiliated company	Affiliated company & Director sharing
Thai Far East Co.,Ltd.	Related company	Director sharing
T.F.E.Trading Co.,Ltd.	Related company	Director sharing
Thai Industrial Promotion Factory Co.,Ltd.	Related company	Director sharing
Asia Garment Co.,Ltd.	Related company	Director sharing
Thai Sewing Industrial Co.,Ltd.	Related company	Director sharing

4.1 Accounts and notes receivable - related parties , net

As at March 31, 2004 and June 30, 2003 consist of : -

Unit : Baht

Consist of :	Reviewed/Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Thai Far East Co., Ltd.	107,523,566.11	107,555,620.03
T.F.E.Trading Co., Ltd.	19,324,138.68	19,324,138.68
Thai Industrial Promotion Factory Co., Ltd.	61,337.60	0.00
Asia Garment Co., Ltd.	1,024,380.68	266,425.47
Thai Sewing Industrial Co., Ltd.	0.00	151,868.31
Total	127,933,423.07	127,298,052.49
Add Accrued interest receivable - lately payment	484,218.37	0.00
Total	128,417,641.44	127,298,052.49
[illegible]	(27,352,521.97)	(27,352,521.97)

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

4. Related party transactions (Continued)

4.1 Accounts and notes receivable - related parties , net (Continued)

The aging analysis of the above trade accounts receivable from related parties as at March 31, 2004 and June 30, 2003 are as follows :-

Unit : Baht

	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Current to 3 months	1,941,339.77	1,685,527.95
Over 3 months to 6 months	195,376.65	1,251,851.85
Over 6 months to 12 months	1,443,819.48	770,544.72
Over 12 months	124,352,887.17	123,590,127.97
Total	127,933,423.07	127,298,052.49

The company had long-outstanding trade accounts receivable from two related parties (Thai Far East Co., Ltd. And T.F.E. Trading Co., Ltd.) totalling Baht 126.85 million and Baht 126.88 million , respectively. The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.55 million. As at March 31, 2004 and June 30, 2003 the company provided an allowance for doubtful accounts totalling Baht 27.35 million and Baht 27.35 million , respectively . Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of such receivables.

4.2 Intragroup transactions which included in the statements of income for nine-month periods are as follows :-

Unit : Baht

	Policy of pricing	Unaudited Mar. 31, 2004	Reviewed/ Unaudited Mar. 31, 2003
Revenues from Sales	Market price	12,765,591.11	20,727,544.71

5. Trade accounts and note receivable, net

As at March 31, 2004 and June 30, 2003 consist of : -

Unit : Baht

	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Posted date cheques	30,913,158.72	35,707,990.31
Trade accounts receivable (Domestic)	68,450,245.13	95,388,416.28
Trade accounts receivable (Oversea)	34,392,195.75	28,312,403.63
Total	133,755,599.60	159,408,810.22
Less Allowance for doubtful accounts	(13,245,523.84)	(13,245,523.84)
Net	120,510,075.76	146,163,286.38

The aging analysis of the above trade accounts receivable as at March 31, 2004 and June 30, 2003 are as follows :-

Unit : Baht

	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Current to 3 months	127,581,401.15	155,904,810.22
Over 3 months to 6 months	2,843,971.07	0.00
Over 6 months to 12 months	417,300.00	0.00
Over 12 months	2,912,927.38	3,504,000.00
Total	133,755,599.60	159,408,810.22

AFC ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

6. Inventories

As at March 31 , 2004 and June 30 , 2003

Unit : Baht

Consist of :	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Finished goods	171,326,954.60	155,020,741.99
Work in process	73,092,057.30	70,956,366.02
Raw materials	15,369,064.34	47,930,094.44
Spare parts and factory supplies	11,895,483.37	10,873,036.12
Total	271,683,559.61	284,780,238.57

7. Investments for using the equity method

Company name	Type of business	Types of Relation	Capital (Million Baht)	Holding	Cost Method	Equity Method	
						Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Prachin Power Co.,Ltd.	Manufacturing	Associated	43.29	31.12%	13,471,000.00	0.00	0.00

8. Long-term investment in other company – at cost

As at March 31 , 2004 and June 30 , 2003, it represents investment in common shares.

Unit : Baht

Consist of :	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Thai Caprolactum Public Co.,Ltd.	500,000.00	500,000.00

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

9. Property, plant and equipment, net

As at March 31 , 2004 and June 30 , 2003 consist of : -

Unit : Baht

Consist of :	Audited Jun. 30, 2003	Increase	Decrease	Reviewed/ Unaudited Mar. 31, 2004
Cost price				
At Appraised Value				
Land and improvements	265,090,000.00	0.00	0.00	265,090,000.00
At Cost				
Buildings and improvements	376,743,876.93	1,003,594.30	35,000.00	377,712,471.23
Machinery and equipment	2,002,855,824.98	37,911,800.92	0.00	2,040,767,625.90
Spare parts for machinery	57,236,475.24	14,625,572.39	14,219,646.49	57,642,401.14
Furniture , fixtures and office equipment	14,092,464.74	331,675.96	140,186.92	14,283,953.78
Transportation equipment	5,907,442.52	1,607,000.00	2,262,000.00	5,252,442.52
Spare parts and machinery in transit	2,181,230.73	34,277,532.73	36,458,763.46	0.00
Total	2,724,107,315.14	89,757,176.30	53,115,596.87	2,760,748,894.57
Accumulate depreciation				
Buildings and improvements	270,732,524.72	11,428,227.32	0.00	282,160,752.04
Machinery and equipment	1,874,800,741.45	28,940,845.44	0.00	1,903,741,586.89
Furniture , fixtures and office equipment	13,273,814.13	265,016.49	140,185.92	13,398,644.70
Transportation equipment	3,947,842.52	422,186.01	1,421,900.00	2,948,128.53
Total	2,162,754,922.82	41,056,275.26	1,562,085.92	2,202,249,112.16
Less Allowance for Slow-Moving of spare parts for machinery	11,634,910.36	0.00	326,506.15	11,308,404.21
Property, plant and equipment , Net	549,717,481.96			547,191,378.20
Depreciation for the period				
July 1, 2003 – March 31, 2004				41,056,275.26
July 1, 2002 – March 31, 2003				42,451,264.62

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

9. Property, plant and equipment, net (Continued)

The company appraised its land by following the Standard No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property , plant and equipment at appraisal amounts for financial statements reporting purposes. The company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost Baht 250.08 million is shown as " Revaluation increment in land " under "Shareholders' Equity" in the balance sheets as at March 31, 2004 and June 30, 2003. The revaluation increment in land is not available for dividend distribution.

10. Bank overdrafts and short-term loans from financial institutions

As at March 31 , 2004 and June 30 , 2003 consist of : -

Unit : Baht

	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Bank overdrafts	1,573,929.52	2,178.89
Short-term loans		
(Interest rate 1.825 - 1.950 per annual as at March 31, 2004		
and 3.00 - 3.13 per annual as at June 30, 2003)	75,000,000.00	45,000,000.00
Defaulted short-term loans	0.00	25,000,000.00
Total	76,573,929.52	70,002,178.89

As at March 31, 2004 and June 30, 2003 , the company has overdrafts lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by part of the company' s land , machinerys and equipments.

Short-term loans of Baht 65 million as at March 31, 2004 is collateralized by part of the company' s land, buildings, machinerys and equipments.

10. Bank overdrafts and short-term loans from financial institutions (Continued)

On October 4 , 2000 a local financial institution filed a claim against the company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. , the company has contacted to compromise and settle of the remaining amount in October 15, 2003 as follow : -

Unit : Baht

	Reviewed/ Unaudited Mar. 31, 2004
Principal & accrual interest expense	51,445,205.47
Less Remaining amount of compromise and settle	(30,693,630.14)
Gain on Debt - restructuring	20,751,575.33

11. Long-term loans

As at March 31 , 2004 and June 30 , 2003 consist of : -

Unit : Baht

	Reviewed/ Unaudited Mar. 31, 2004	Audited Jun. 30, 2003
Long-term loans	20,714,360.00	27,142,880.00
Less Current portion of long-term loans	(8,571,360.00)	(8,571,360.00)
Total	12,143,000.00	18,571,520.00

Long-term loans from local bank , repayable in 42 monthly installments (Baht 714,280.00 / months) starting from March 31, 2003 and fully settlement within year 2006 (Interest rate : MLR – 1.25%) . These loan-term loans are collateral by a portion of the company's machinery and equipment.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

12. Share capital

At the extraordinary shareholders meeting held on December 4, 1996 , the shareholders passed a special resolution to approve the additional cash contribution towards the company 's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.80 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997 , the company partially received the amount of Baht 83.60 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital and issued warrants to purchase common shares of 6,688,384 units. In April 1998 , a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001 , the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002 and in October 2003 the shareholders exercised its warrants to purchase 78 common shares and 80 common shares respectively at the price of Baht 10 par value.

13. Computation of diluted earnings per share

For the 9 month period ended March 31, 2004 (Unaudited)

	Net profit (Baht)	Weighted average number of ordinary share (Unit)	Per share (Baht)
Basic earnings per share			
Profit from ordinary activities	18,501,912.88	45,572,459	0.41
Extra-ordinary items	20,751,575.33	45,572,459	0.45
Net profit	39,253,488.21	45,572,459	0.86
The effects to dilutive potential ordinary shares		1,667,255	
Diluted earnings per share			
Net profit attributable to ordinary shareholders deemed To have converted into ordinary shares			
Profit from ordinary activities	18,501,912.88	47,239,714	0.39

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

13. Computation of diluted earnings per share (Continued)

The company does not present dilutive earning per share for the period of three-month ended March 31, 2004 because the company is losses of the results of operations for the period of three-month ended March 31, 2004.

14. Collateral

The company' s land and buildings are mortgaged as collateral to the local bank and financial institution for related loans.

A portion of company' s machinery and equipment are mortgaged as collateral to the local bank and financial institution for related loans.

15. Obligation and contingent liabilities

As at March 31 , 2004 and June 30 , 2003 , the company had unused letters of credit amounting to Baht 95.48 million and Baht 47.20 respectively.

16. Financial instruments

The company is exposed to risk from fluctuations of interest rate and a counter party is unable or unwilling to meet a commitment that it entered into with the company. The company does not has the polity to hold or issue derivative instruments for speculative or trading purposes.

16.1 Accounting policies

Accounting policies were disclosed in notes 3 to the financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

16. Financial instruments (Continued)

16.2 Credit Risk

The company is exposed to credit risk primarily with respect to accounts receivable. However , since the revenues from sales will be recognized when delivery has taken place. The company expects that there is no significant damage from debt collection.

In the case of financial assets, the carrying amount of assets recorded in the Balance Sheet, net of an allowance for doubtful accounts, represents the company maximum exposure to credit risk.

16.3 Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates in the future , which may have a negative effect to current and future operations and cash flow of the company because the company deposit cash with financial institutions , bank overdrafts and on loans. The company does not use derivative financial instruments to hedge such risk because the management believes that there is no local market to support and protect against such risk.

16.4 Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments : -

Cash and cash equivalents are stated with the approximately fair values as in the balance sheet.

Trade accounts receivable which on payment due less than 90 days started from the end of period are stated with the approximately fair values as in the balance sheet.

Loans to employees are stated with the approximately fair values as in the balance sheet.

Bank overdrafts , accounts payable and notes payable which on payment due less than 90 days are stated with the approximately fair values as in the balance sheet.

Short-term loans and long-term loans which on float interest position , book value are equal to approximately fair values.

Accrued interest expense are stated with the approximately fair values as in the balance sheet.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

17. Segmentation of business

Unit : Baht

	Unaudited		
	For the 9 months ended Mar. 31, 2004		
	Domestic	Oversea	Total
Net sales and services income, net	467,106,293.55	442,515,017.91	909,621,311.46
Cost of sales and services	427,180,797.02	432,372,895.82	859,553,692.84
Gross profit	39,925,496.53	10,142,122.09	50,067,618.62
Gain on foreign exchange, net			1,470,433.53
Other income			17,930,813.50
Selling and administrative expenses			(47,470,236.26)
Interest expense			(3,496,716.50)
Gain on Debt - restructuring			20,751,575.33
Net profit			39,253,488.22
Fixed assets			549,717,481.96
Others			614,022,253.32
Total assets			1,163,739,735.28

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

17. Segmentation of business (Continued)

Unit : Baht

	Reviewed/Unaudited		
	For the 9 months ended Mar. 31, 2003		
	Domestic	Oversea	Total
Net sales and services income, net	600,237,063.22	349,468,929.93	949,705,993.15
Cost of sales and services	542,651,136.86	315,486,795.18	858,137,932.04
Gross profit	57,585,926.36	33,982,134.75	91,568,061.11
Gain on foreign exchange, net			1,004,334.51
Other income			44,064,033.92
Selling and administrative expenses			(47,172,273.48)
Interest expense			(12,107,234.39)
Net profit			77,356,921.67
Fixed assets			561,338,407.80
Others			614,022,253.32
Total assets			1,175,360,661.12

AFC
ASIA FIBER PUBLIC COMPANY LIMITED